LAW OFFICES OF CRAIG V. BUTLER

9900 Research Drive
Irvine, California 92618
Telephone No. (949) 484-5667 • Facsimile No. (949) 209-2545
www.craigbutlerlaw.com
cbutler@craigbutlerlaw.com

June 12, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn:  David R. Humphrey

Re:

Green Automotive Company

Form 10-K/A for the fiscal year ended December 31, 2012

Filed December 30, 2013

Form 10-Q/A for the quarterly periods ended June 30, 2013 and

September 30, 2013

Filed January 3, 2014

File No. 0-54049

Dear Mr. Humphrey:

We herein provide the following responses to your comment letter dated January 23, 2014, regarding the above-mentioned Annual Report on Form 10-K for the year ended December 31, 2012, as amended, and the Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2013 and September 30, 2013, as amended, for Green Automotive Company (the “Company”).  I have summarized your comments in bold followed by the Company’s response.

Form 10-K/A for the Fiscal Year Ended December 31, 2012, Third Amended

Financial Statements

 Consolidated Statements of Stockholders’ Deficit, page F -6

1.

We note you amended your 2012 Form 10-K with respect to your presentation of shares of Series B preferred stock held by a wholly-owned subsidiary. Please confirm to us that, in future filings, you will eliminate the statement of stockholders’ deficit line item, Issuance of preferred stock to subsidiary, for 10,000,000 shares. As previously noted, these Series B preferred shares should not be shown as issued and outstanding. Similarly, in future filings, please eliminate the presentation of $10,000 in Treasury Stock (preferred shares issued to subsidiary) included within your consolidated statements of cash flows.

The Company hereby confirms that it will eliminate the statement of stockholders’ deficit line item, Issuance of preferred stock to subsidiary, for 10,000,000 shares, in future filings since those shares should not be shown as issued and outstanding.  Additionally, the Company hereby confirms it will eliminate the presentation of $10,000 in Treasury Stock (preferred shares issued to subsidiary) included in its consolidated statements of cash flows in future filings.

LAW OFFICES OF CRAIG V. BUTLER

David R. Humphrey

United States Securities and Exchange Commission

Division of Corporation Finance

June 12, 2014

Quarterly Reports on Form 10-Q, As Amended, for the quarters ended June 30, 2013 and September 30, 2013, each filed on January 3, 2014

Consolidated Balance Sheets, page 7

5.

Please confirm to us that, in future filings, you will revise your interim financial statements to eliminate the presentation of the 10,000,000 shares of Series B preferred stock, held by a wholly-owned subsidiary, as issued and outstanding. Also, please revise your future filings to clearly indicate that the comparative balance sheets for your 2013 quarters have been restated.

The Company hereby confirms that in future filings it will revise its interim financial statements to eliminate the presentation of the 10,000,000 shares of Series B preferred stock, held by a wholly-owned subsidiary, as issued and outstanding.  The Company will also revise future filings to clearly indicate that the comparative balance sheets for the 2013 quarters have been restated.

Company’s Statements

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.

LAW OFFICES OF CRAIG V. BUTLER

David R. Humphrey

United States Securities and Exchange Commission

Division of Corporation Finance

June 12, 2014

[Green Automotive Company Letterhead]

June 12, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn:  David R. Humphrey

Re:

Green Automotive Company

Form 10-K/A for the fiscal year ended December 31, 2012

Filed December 30, 2013

Form 10-Q/A for the quarterly periods ended June 30, 2013 and

September 30, 2013

Filed January 3, 2014

File No. 0-54049

Dear Mr. Humphrey:

Green Automotive Company (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filings filed with the Commission on June 12, 2014:

Company’s Statements

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Ian Hobday
Ian Hobday
Chief Executive Officer